STOCK EXCHANGE AGREEMENT

      THIS STOCK EXCHANGE AGREEMENT (this "Agreement") is entered into and is effective for all purposes as of the 10th day of February, 1997, by and between TLC The Laser Center, Inc., a corporation organized under the laws of Ontario ("TLC") and Elizabeth A. Karmin ("Karmin").

                                    RECITALS

      WHEREAS, Karmin is an officer and employee of 20/20 Laser Centers, Inc., a Maryland corporation ("20/20") as well as a holder of certain incentive stock options to purchase stock in 20/20, both vested and unvested (the "Options"), pursuant to that certain Stock Option Agreement (the "Stock Option Agreement") between 20/20 and Karmin dated as of August 31, 1995, as amended by First Amendment to Stock Option Agreement (the "First Amendment") dated as of September 1, 1996 and by Second Amendment to Stock Option Agreement (the "Second Amendment") to be executed concurrently herewith. The Stock Option Agreement as amended by the First Amendment and Second Amendment shall be referred to herein as the "Option Agreement".

      WHEREAS, 20/20 and TLC have entered into a Share for Share Exchange Agreement dated as of December 15, 1996 (the "TLC Exchange Agreement") pursuant to which TLC is offering to purchase all of the outstanding shares of 20/20 from its existing shareholders.

      WHEREAS, Karmin received her Options in consideration of personal services provided to 20/20 as an officer and employee of 20/20.

      WHEREAS, 20/20 and TLC requested that Karmin waive her right to vest certain options that were granted to her under the Stock Option Agreement, and, pursuant to the Second Amendment to the Stock Option Agreement, Karmin has agreed to do so in consideration of TLC entering into this agreement concerning the exchange of shares at the time Karmin exercises her outstanding options to purchase shares of 20/20, and TLC is willing to do so on the terms and conditions set forth below.


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      NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to the following terms:

      1. Ratification of Option. The parties hereto ratify and confirm the Option Agreement, as amended by the First Amendment and Second Amendment and acknowledge that it is in full force and effect.

      2. Share Exchange. In the event Karmin exercises her options to purchase 20/20 stock pursuant to the Option Agreement on or before March 1, 1999, then immediately upon the exercise of such option, TLC agrees to issue TLC stock in exchange for the 20/20 stock purchased by Karmin, at an exchange ratio of .37517 shares of TLC stock for each share of 20/20 stock and Karmin agrees to accept such exchange of TLC stock, subject to the provisions of paragraphs 3 and 7 below. In the event any Options are not exercised on or before March 1, 1999, then the obligations of TLC and Karmin under this paragraph 2 shall be null and void with respect to such Options. The parties are entering into this Agreement in connection with a transaction described in Section 424(a) of the Internal Revenue Code in order to retain the status of the Options as qualified incentive stock options.

      3. Adjustment of Option Shares and Change in Capital Structure.

            a. This Agreement shall not affect in any way the right or power of TLC or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in TLC's capital structure or its business, or any merger or consolidation of TLC, or any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the common stock or the rights thereof, or the dissolution or liquidation of TLC, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

            b. If TLC shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the common stock outstanding, without receiving compensation therefor in money, services or property, then (1) the number, class, and per share price of shares of common stock to be exchanged hereunder shall be appropriately adjusted in such a manner as to entitle Karmin to receive upon exercise of an Option, for the same aggregate cash consideration, the same total number and class of shares as he would have received had Karmin exercised her Option in full immediately prior to the event requiring the adjustment; and (2) the number and class of shares then reserved for issuance hereunder as a result of Options outstanding shall be adjusted by substituting for the


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      total number and class of shares of common stock then reserved that number and class of shares of common stock that would have been received by the owner of an equal number of outstanding shares of each class of common stock as the result of the event requiring the adjustment.

            c. After a merger of one or more corporations with TLC or after a consolidation of TLC and one or more corporations, Karmin shall, at no additional cost, be entitled upon exercise of an Option to receive pursuant to this Agreement in lieu of the number and class of shares as to which he would be entitled to exchange pursuant to paragraph 2 hereof, the number and class of shares of stock or other securities to which Karmin would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, Karmin had been the holder of record of the number and class of shares of common stock equal to the number and class of shares as to which he would be entitled under paragraph 2 hereof.

            d. Except as previously expressly provided, neither the issuance by TLC of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of TLC convertible into such shares or other securities, nor the increase or decrease of the number of authorized shares of stock, nor the addition or deletion of classes of stock, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, class or price of shares of common stock then subject to this Agreement.

            e. Adjustment under the preceding provisions of this section will be made by the Board of Directors of TLC in good faith, whose determination as to what adjustments will be made and the extent thereof will be final, binding, and conclusive.

      4. Authorization and Reservation of Shares. During the term of this Agreement, TLC will at all times have authorized and reserved a sufficient number of shares of its common stock to provide for the rights to exchange as provided for herein. TLC represents and warrants that (i) all stock issued to Karmin in exchange for 20/20 stock shall be validly issued, fully paid and non-assessable, and (ii) such stock shall be free of restrictions on transferability imposed by 20/20 or TLC other than the provisions of paragraph 7 hereof and the terms and conditions of the Holdback Agreement (defined in paragraph 7), provided however, that, subject to the provisions of paragraph 6 hereof and the terms and conditions of the Registration Rights Agreement (defined in paragraph 6), such stock may be subject to restrictions on transferability imposed by applicable law.


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      5. No Fractional Share or Scrip. No fractional shares or scrip representing fractional shares shall be issued hereunder. Any fractional shares shall be rounded to the nearest whole share such that fractions of .50 and greater shall be rounded up to the next whole share and fractions of less than
 .50 shall be rounded down.

      6. Registration Rights Agreement. TLC acknowledges and agrees that the TLC shares issuable to Karmin pursuant to this Agreement (a) shall be included as part of the shares that are subject to that certain Registration Rights Agreement dated concurrently herewith between TLC and the shareholders of 20/20 (the "Registration Rights Agreement"), and (b) shall be included in any obligation of TLC to register shares of former 20/20 shareholders on the Toronto Stock Exchange pursuant to the TLC Exchange Agreement.

      7. Holdback Agreement. The parties acknowledge and agree that the TLC shares to which Karmin may be entitled pursuant to this Agreement are subject to the terms and conditions of that certain Holdback Agreement dated concurrently herewith between TLC and the shareholders of 20/20 (the "Holdback Agreement") and that any TLC shares issued to Karmin pursuant to this Agreement shall be subject to the terms and conditions of the Holdback Agreement. In the event TLC is entitled to indemnification under the Holdback Agreement prior to a time that Karmin has exercised all of her Options, then the exchange ratio set forth in paragraph 2 hereof shall be modified so that the number of TLC shares that Karmin receives pursuant to this Agreement upon exercise of an Option shall be adjusted so that upon the exercise of an Option, Karmin receives the number and class of shares of stock or other securities to which Karmin would have been entitled pursuant to the terms of the Holdback Agreement if, immediately prior to the exercise of such Options, Karmin had been the holder of record of the number and class of shares of common stock equal to the number and class of shares as to which he would be entitled under paragraph 2 hereof. Karmin acknowledges that she is an "Insider" for purposes of the Holdback Agreement. TLC agrees that in the event Karmin's employment agreement with TLC is terminated for any reason prior to the time that all of her stock is released from the Holdback Agreement, then TLC shall release at least a sufficient amount of Karmin's stock from the Holdback Agreement so that she can use the stock to pay the tax liability on any deferred compensation that Karmin receives pursuant to Karmin's deferred compensation agreement with 20/20 as a result of such termination and on capital gain from the sale of the stock.

      8. Miscellaneous. This Agreement shall be governed by and construed under the laws of the State of Maryland. This Agreement shall be binding upon and benefit the parties hereto and their respective successors, heirs, personal representatives and assigns. The titles of the sections and subsections of this Agreement are for convenience only and are not to be considered in construing this Agreement. This Agreement does not entitle Karmin to any voting rights or


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other rights as a shareholder of TLC with respect to any shares that are the subject matter hereof prior to the exercise of the Options as provided for herein. All notices required or permitted to be given under this Agreement shall be in writing and shall be delivered in person, by telecopy, by express courier or by certified mail, return receipt requested, postage prepaid.

            IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first set forth above.

                                          TLC:

                                          TLC The Laser Center, Inc.

                                          By: /s/ Ronald J. Kelly
                                              ----------------------------------
                                              Ronald Kelly, Vice President


                                          KARMIN:


                                              /s/ Elizabeth A. Karmin
                                              ----------------------------------
                                              Elizabeth A. Karmin

Acknowledged and Agreed To:

20/20 Laser Centers, Inc.


By: /s/ Gary F. Jonas
    -----------------------


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